SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Hospitality Investors Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
44107J108
(CUSIP Number)

A.J. Silber
Brookfield Asset Management Inc.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario M5J2T3
Telephone: (416) 359-8598
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven L. Wilner, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000
March 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 40 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44107J108	13D	Page 2 of 40 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,152,542.37*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,152,542.37*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,152,542.37*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%**

14	TYPE OF REPORTING PERSON
CO

*See Item 5.
** The calculation is based on 48,770,325 shares of Common Stock (as defined below) outstanding, which includes (i) the 38,813,408 shares of Common Stock outstanding as of March 15, 2017, as set forth in the Issuer’s (as defined below) Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2017, (ii) 524,956 shares of Common Stock issued upon redemption of OP Units (as defined below) delivered upon conversion of all issued and outstanding limited partnership interests in the OP (as defined below) entitled “Class B Units” (the “Class B Units”) into OP Units by the Advisor (as defined below) at the Initial Closing (as defined below), (iii) 90 shares of Common Stock issued upon redemption of OP Units by the Advisor at the Initial Closing, (iv) 279,329 shares of Common Stock issued to the ARC Property Manager (as defined below) at the Initial Closing, and (v) the 9,152,542.37 shares of Common Stock issuable upon conversion of OP Units deliverable upon conversion of the Class C Units (as defined below) reported herein as described herein.

CUSIP No. 44107J108	13D	Page 3 of 40 Pages

1	NAMES OF REPORTING PERSONS
Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,152,542.37*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,152,542.37*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,152,542.37*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%**

14	TYPE OF REPORTING PERSON
CO

* See Item 5.
** The calculation is based on 48,770,325 shares of Common Stock outstanding, which includes (i) the 38,813,408 shares of Common Stock outstanding as of March 15, 2017, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2017, (ii) 524,956 shares of Common Stock issued upon redemption of OP Units delivered upon conversion of all issued and outstanding Class B Units into OP Units by the Advisor at the Initial Closing, (iii) 90 shares of Common Stock issued upon redemption of OP Units by the Advisor at the Initial Closing, (iv) 279,329 shares of Common Stock issued to the ARC Property Manager at the Initial Closing, and (v) the 9,152,542.37 shares of Common Stock issuable upon conversion of OP Units deliverable upon conversion of the Class C Units reported herein as described herein.

CUSIP No. 44107J108	13D	Page 4 of 40 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Holdings Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,152,542.37*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,152,542.37*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,152,542.37*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%**

14	TYPE OF REPORTING PERSON
CO

* See Item 5.
** The calculation is based on 48,770,325 shares of Common Stock outstanding, which includes (i) the 38,813,408 shares of Common Stock outstanding as of March 15, 2017, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2017, (ii) 524,956 shares of Common Stock issued upon redemption of OP Units delivered upon conversion of all issued and outstanding Class B Units into OP Units by the Advisor at the Initial Closing, (iii) 90 shares of Common Stock issued upon redemption of OP Units by the Advisor at the Initial Closing, (iv) 279,329 shares of Common Stock issued to the ARC Property Manager at the Initial Closing, and (v) the 9,152,542.37 shares of Common Stock issuable upon conversion of OP Units deliverable upon conversion of the Class C Units reported herein as described herein.

CUSIP No. 44107J108	13D	Page 5 of 40 Pages

1	NAMES OF REPORTING PERSONS
Brookfield US Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,152,542.37*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,152,542.37*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,152,542.37*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%**

14	TYPE OF REPORTING PERSON
CO

* See Item 5.
** The calculation is based on 48,770,325 shares of Common Stock outstanding, which includes (i) the 38,813,408 shares of Common Stock outstanding as of March 15, 2017, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2017, (ii) 524,956 shares of Common Stock issued upon redemption of OP Units delivered upon conversion of all issued and outstanding Class B Units into OP Units by the Advisor at the Initial Closing, (iii) 90 shares of Common Stock issued upon redemption of OP Units by the Advisor at the Initial Closing, (iv) 279,329 shares of Common Stock issued to the ARC Property Manager at the Initial Closing, and (v) the 9,152,542.37 shares of Common Stock issuable upon conversion of OP Units deliverable upon conversion of the Class C Units reported herein as described herein.

CUSIP No. 44107J108	13D	Page 6 of 40 Pages

1	NAMES OF REPORTING PERSONS
Brookfield US Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,152,542.37*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,152,542.37*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,152,542.37*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%**

14	TYPE OF REPORTING PERSON
CO

* See Item 5.
** The calculation is based on 48,770,325 shares of Common Stock outstanding, which includes (i) the 38,813,408 shares of Common Stock outstanding as of March 15, 2017, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2017, (ii) 524,956 shares of Common Stock issued upon redemption of OP Units delivered upon conversion of all issued and outstanding Class B Units into OP Units by the Advisor at the Initial Closing, (iii) 90 shares of Common Stock issued upon redemption of OP Units by the Advisor at the Initial Closing, (iv) 279,329 shares of Common Stock issued to the ARC Property Manager at the Initial Closing, and (v) the 9,152,542.37 shares of Common Stock issuable upon conversion of OP Units deliverable upon conversion of the Class C Units reported herein as described herein.

CUSIP No. 44107J108	13D	Page 7 of 40 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Property Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,152,542.37*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,152,542.37*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,152,542.37*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%**

14	TYPE OF REPORTING PERSON
OO

* See Item 5.
** The calculation is based on 48,770,325 shares of Common Stock outstanding, which includes (i) the 38,813,408 shares of Common Stock outstanding as of March 15, 2017, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2017, (ii) 524,956 shares of Common Stock issued upon redemption of OP Units delivered upon conversion of all issued and outstanding Class B Units into OP Units by the Advisor at the Initial Closing, (iii) 90 shares of Common Stock issued upon redemption of OP Units by the Advisor at the Initial Closing, (iv) 279,329 shares of Common Stock issued to the ARC Property Manager at the Initial Closing, and (v) the 9,152,542.37 shares of Common Stock issuable upon conversion of OP Units deliverable upon conversion of the Class C Units reported herein as described herein.

CUSIP No. 44107J108	13D	Page 8 of 40 Pages

1	NAMES OF REPORTING PERSONS
BUSC Finance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,152,542.37*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,152,542.37*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,152,542.37*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%**

14	TYPE OF REPORTING PERSON
OO

* See Item 5.
** The calculation is based on 48,770,325 shares of Common Stock outstanding, which includes (i) the 38,813,408 shares of Common Stock outstanding as of March 15, 2017, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2017, (ii) 524,956 shares of Common Stock issued upon redemption of OP Units delivered upon conversion of all issued and outstanding Class B Units into OP Units by the Advisor at the Initial Closing, (iii) 90 shares of Common Stock issued upon redemption of OP Units by the Advisor at the Initial Closing, (iv) 279,329 shares of Common Stock issued to the ARC Property Manager at the Initial Closing, and (v) the 9,152,542.37 shares of Common Stock issuable upon conversion of OP Units deliverable upon conversion of the Class C Units reported herein as described herein.

CUSIP No. 44107J108	13D	Page 9 of 40 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP OF GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,152,542.37*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,152,542.37*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,152,542.37*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%**

14	TYPE OF REPORTING PERSON
OO

* See Item 5.
** The calculation is based on 48,770,325 shares of Common Stock outstanding, which includes (i) the 38,813,408 shares of Common Stock outstanding as of March 15, 2017, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2017, (ii) 524,956 shares of Common Stock issued upon redemption of OP Units delivered upon conversion of all issued and outstanding Class B Units into OP Units by the Advisor at the Initial Closing, (iii) 90 shares of Common Stock issued upon redemption of OP Units by the Advisor at the Initial Closing, (iv) 279,329 shares of Common Stock issued to the ARC Property Manager at the Initial Closing, and (v) the 9,152,542.37 shares of Common Stock issuable upon conversion of OP Units deliverable upon conversion of the Class C Units reported herein as described herein.

CUSIP No. 44107J108	13D	Page 10 of 40 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,152,542.37*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,152,542.37*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,152,542.37*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%**

14	TYPE OF REPORTING PERSON
PN

* See Item 5.
** The calculation is based on 48,770,325 shares of Common Stock outstanding, which includes (i) the 38,813,408 shares of Common Stock outstanding as of March 15, 2017, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2017, (ii) 524,956 shares of Common Stock issued upon redemption of OP Units delivered upon conversion of all issued and outstanding Class B Units into OP Units by the Advisor at the Initial Closing, (iii) 90 shares of Common Stock issued upon redemption of OP Units by the Advisor at the Initial Closing, (iv) 279,329 shares of Common Stock issued to the ARC Property Manager at the Initial Closing, and (v) the 9,152,542.37 shares of Common Stock issuable upon conversion of OP Units deliverable upon conversion of the Class C Units reported herein as described herein.

.CUSIP No. 44107J108	13D	Page 11 of 40 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II Hospitality REIT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,152,542.37*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,152,542.37*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,152,542.37*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%**

14	TYPE OF REPORTING PERSON
OO

* See Item 5.
** The calculation is based on 48,770,325 shares of Common Stock outstanding, which includes (i) the 38,813,408 shares of Common Stock outstanding as of March 15, 2017, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2017, (ii) 524,956 shares of Common Stock issued upon redemption of OP Units delivered upon conversion of all issued and outstanding Class B Units into OP Units by the Advisor at the Initial Closing, (iii) 90 shares of Common Stock issued upon redemption of OP Units by the Advisor at the Initial Closing, (iv) 279,329 shares of Common Stock issued to the ARC Property Manager at the Initial Closing, and (v) the 9,152,542.37 shares of Common Stock issuable upon conversion of OP Units deliverable upon conversion of the Class C Units reported herein as described herein.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock of Hospitality Investors Trust, Inc. (the “Issuer” or the “Company”), par value $0.01 per share (the “Common Stock”). The principal executive office of the Issuer is located at 3950 University Drive, Fairfax, Virginia, 22030.

Item 2.	Identity and Background

a.	This 13D is being filed by each of the following persons (each, a “Reporting Person”, and, collectively, the “Reporting Persons”):

i.	Brookfield Asset Management Inc. (“BAM”), a corporation formed under the laws of the Province of Ontario;

ii.
Partners Limited (“Partners Limited”), a corporation formed under the laws of the Province of Ontario that holds 867,495 class A limited voting shares of BAM, representing approximately 0.1% of such shares, and 85,120 class B limited voting shares of BAM, representing 100% of such shares;

iii.	Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BAM;

iv.	Brookfield US Holdings Inc. (“BUSHI”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BHC;

v.	Brookfield US Corporation (“BUSC”), a Delaware corporation and a wholly-owned subsidiary of BUSHI;

vi.	BUSC Finance LLC (“BUSC Finance”), a Delaware limited liability company and a wholly-owned subsidiary of BUSC;

vii.	Brookfield Property Group LLC (“BPG”), a Delaware limited liability company and a wholly-owned subsidiary of BUSC Finance;

viii.
Brookfield Strategic Real Estate Partners II GP OF GP LLC (“Ultimate GP”), a Delaware limited liability company, a wholly-owned subsidiary of BPG and the general partner of BSREP II GP (as defined below);

ix.	Brookfield Strategic Real Estate Partners II GP L.P. (“BSREP II GP”), a Delaware limited partnership and the sole manager of the Brookfield Investor (as defined below); and

x.
Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (the “Brookfield Investor”), a Delaware limited liability company and owner of 100% of the outstanding Class C Units of the OP (as defined below).

Schedule I with respect to BAM, Schedule II with respect to Partners Limited, Schedule III with respect to BHC, Schedule IV with respect to BUSHI, Schedule V with respect to BUSC, Schedule VI with respect to BUSC Finance, Schedule VII with respect to BPG, Schedule VIII with respect to Ultimate GP, Schedule IX with respect to BSREP II GP, and Schedule X with respect to the Brookfield Investor set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

b.
The principal business address of each of BAM, Partners Limited, BHC and BUSHI is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal address of each of BUSC, BUSC Finance, BPG, Ultimate GP, BSREP II GP and the Brookfield Investor is Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023.

Page 12 of 40 Pages

Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, and Schedule X set forth the principal business address of each Scheduled Person.

c.
The principal business of BAM is to own and operate assets with a focus on property, renewable power, infrastructure and private equity. The principal business of each of Partners Limited, BHC, BUSC, BUSC Finance, BPG and BUSHI is to serve as a holding company. The principal business of each of Ultimate GP and BSREP II GP is to serve as general partner or manager, as applicable, for a variety of certain private investment vehicles, including the Brookfield Investor. The principal business of the Brookfield Investor is to serve as a special purpose entity for the purpose of making certain investments, including investments in the Company.

Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, and Schedule X set forth the principal occupation or employment of each Scheduled Person.

d.
During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.
Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, and Schedule X set forth the citizenships of each of the Scheduled Persons who is a natural person.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Recapitalization and Transition to Self-Management

On March 31, 2017, the initial closing (the “Initial Closing”) under the Securities Purchase, Voting and Standstill Agreement dated as of January 12, 2017 (the “SPA”) by and among the Company (then known as American Realty Capital Hospitality Trust, Inc.), its operating partnership, Hospitality Investors Trust Operating Partnership, L.P. (then known as American Realty Capital Hospitality Operating Partnership, L.P., the “OP”), and the Brookfield Investor occurred.

At the Initial Closing, the Company and the OP also took certain actions and entered into certain agreements to consummate the transactions contemplated by the Framework Agreement dated as of January 12, 2017 (the “Framework Agreement”) by and among the Company, the OP, the Company’s advisor, American Realty Capital Hospitality Advisors, LLC (the “Advisor”), the Company’s property managers, American Realty Capital Hospitality Properties, LLC (the “ARC Property Manager”) and its wholly owned subsidiary, American Realty Capital Hospitality Grace Portfolio, LLC (together with the ARC Property Manager, the “Property Manager”), Crestline Hotels & Resorts, LLC (“Crestline”), an affiliate of the Advisor and the property manager that provides property management and other services with respect to the Company’s hotel properties, American Realty Capital Hospitality Special Limited Partnership, LLC (the “Special Limited Partner”), also an affiliate of the Advisor and the Property Manager, and, for certain limited purposes, the Brookfield Investor.

Page 13 of 40 Pages

Pursuant to the terms of the SPA, at the Initial Closing, the Brookfield Investor purchased (i) one share of a new series of preferred stock of the Company designated as the Redeemable Preferred Share, par value $0.01 per share (the “Redeemable Preferred Share”), for $22.00, and (ii) 9,152,542.37 units of a new class of limited partnership interests in the OP entitled “Class C Units” (the “Class C Units”), for a purchase price of $14.75 per Class C Unit, or $135.0 million in the aggregate. Subject to the terms and conditions of the SPA, the Company also has the right to sell, and the Brookfield Investor has agreed to purchase, additional Class C Units in an aggregate amount of up to $265.0 million at subsequent closings that may occur through February 2019 (“Subsequent Closings”). The terms of the Redeemable Preferred Share are set forth in the Articles Supplementary, which is attached as Exhibit 4 hereto (the “Articles Supplementary”), and the terms of the Class C Units, including distributions payable in cash and additional Class C Units (“PIK Distributions”) and certain redemption rights for both the holders of Class C Units and the Company, are set forth in the amended and restated agreement of limited partnership of the OP, which is attached as Exhibit 5 hereto (the “A&R LPA”). The Articles Supplementary and the A&R LPA also contain certain governance and approval rights with respect to the Company and the OP in favor of the holders of Class C Units. The SPA also contains certain standstill and voting restrictions applicable to the Brookfield Investor and certain of its affiliates with respect to the ownership of the Common Stock.

The Initial Closing

Pursuant to the SPA, the gross proceeds from the sale of the Class C Units at the Initial Closing were or will be used as follows: (i) $47.3 million to redeem outstanding preferred equity interests in two indirect subsidiaries of the Company previously issued to finance a portion of the purchase price of certain hotels the Company acquired in February 2015 (the “Grace Preferred Equity Interests”); (ii) $26.9 million to pay a portion of the purchase price for certain hotels to be purchased pursuant to the Company’s existing purchase agreement initially entered into on June 2, 2015 with Summit Hotel OP, LP, the operating partnership of Summit Hotel Properties, Inc., and an affiliate thereof (collectively, “Summit”); (iii) $15.0 million to fund property improvement plans (“PIPs”) required by franchise agreements for the Company’s hotels and related lender reserves; (iv) $23.7 million to pay in full the Company’s outstanding loan to Summit pursuant to a loan agreement dated February 11, 2016; (v) $10.0 million to pay cash amounts due to the Property Manager under the Framework Agreement; (vi) $4.0 million to pay the commitment fee payable to the Brookfield Investor (which was deemed earned at the signing of the SPA); and (vii) the remainder to pay transaction costs related to the SPA and for working capital.

Follow-On Fundings

Subject to the terms and conditions of the SPA, the Company also has the right to sell, and the Brookfield Investor has agreed to purchase, additional Class C Units at the same price per unit as at the Initial Closing upon 15 business days’ prior written notice and in an aggregate amount not to exceed $265.0 million as follows (each such issuance, a “Follow-On Funding”):

•
On or prior to February 27, 2018, but no earlier than January 3, 2018, up to an amount that would be sufficient to reduce the outstanding amount of the Grace Preferred Equity Interests to approximately $223.5 million (the “First Follow-On Funding”). Proceeds from the First Follow-On Funding must be used by the OP exclusively to, concurrently with the closing of the First Follow-On Funding, redeem then-outstanding Grace Preferred Equity Interests.

•
On or prior to February 27, 2019, but no earlier than January 3, 2019, up to the then-outstanding amount of the Grace Preferred Equity Interests (the “Second Follow-On Funding”). Proceeds from the Second Follow-On Funding must be used by the OP exclusively to, concurrently with the closing of the Second Follow-On Funding, redeem all then-outstanding Grace Preferred Equity Interests.

•
On or prior to February 27, 2019, in one or more transactions, up to an amount equal to the difference between the then-unfunded portion of the Brookfield Investor’s $400.0 million funding commitment and the then-outstanding amount of the Grace Preferred Equity Interests. Proceeds from these Follow-On Fundings must be used by the OP exclusively to fund PIPs and related lender reserves, repay amounts then-outstanding with respect to mortgage debt principal and interest and working capital.

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Consummation of any Follow-On Funding is subject to the satisfaction of certain conditions, including, among others, (i) with the exception of the First Follow-On Funding, the satisfaction of a debt yield test, (ii) the Company having obtained any consents that, if not obtained, would reasonably be expected to be materially adverse to the Company and its subsidiaries, taken as a whole, (iii) no continuing event of default having occurred under certain of the Company’s material loan agreements, (iv) the accuracy of certain of each party’s representations and warranties (subject to certain materiality qualifications), including, among other things, the absence of certain actions that would be material and adverse to the Company and its subsidiaries, taken as a whole, (v) each party’s material compliance with its covenants contained in the SPA, (vi) no Material Adverse Effect (as defined in the SPA) having occurred, and (vii) no Material Breach (as defined in the A&R LPA) or REIT Event (as defined in the A&R LPA) having occurred.

In addition, from February 27, 2018 through February 27, 2019, the Brookfield Investor will have the right to purchase, and the OP has agreed to sell, in one or more transactions, the then-unfunded portion of the Brookfield Investor’s $400.0 million funding commitment in transactions of no less than $25.0 million each.

Funding Failure

If all conditions to a Follow-On Funding are met and the Brookfield Investor does not purchase Class C Units as required pursuant to the SPA, then, subject to the notice and cure provisions set forth in the SPA, a Funding Failure (as defined in the SPA) will be deemed to have occurred and, subject to certain limitations, certain of the Brookfield Investor’s approval rights under the Articles Supplementary and the A&R LPA (as described below under “Approval Rights”), the rights of Class C Units to receive PIK Distributions, the convertibility of Class C Units into limited partnership interests in the OP entitled “OP Units” (“OP Units”) and the preemptive rights of holders of Class C Units under the A&R LPA would be suspended, subject to reinstatement (including payment of any PIK Distributions and related cash distributions to the extent not made) if (i) the Brookfield Investor or any other holder of Class C Units obtains a declaratory judgment or injunctive relief preventing the suspension of these rights, (ii) the parties otherwise agree that the conditions to the applicable Follow-On Funding were not met, or (iii) the Brookfield Investor consummates the applicable Follow-On Funding.

If the Company or the OP obtains a final, non-appealable judgment of a court of competent jurisdiction finding that a Funding Failure has occurred at the time of the Subsequent Closing (a “Funding Failure Final Determination”), and the Brookfield Investor does not then consummate such Subsequent Closing and pay any damages required in connection with the judgment within ten business days, then (i) all of the suspended rights under the A&R LPA and the Articles Supplementary (including approval rights under the A&R LPA that had not previously been suspended) would be permanently terminated, (ii) the Company would be entitled to redeem the Redeemable Preferred Share at its par value of $0.01, (iii) the OP would be entitled to redeem all or any portion of the then-outstanding Class C Units in cash for their Liquidation Preference (as defined in the A&R LPA), (iv) all Class C Units received in respect of all PIK Distributions accrued from the date of the Initial Closing would be forfeited, and (v) the Brookfield Investor would be required to cause each of the Redeemable Preferred Directors (as defined in the Articles Supplementary) to resign from the Company’s board of directors (the “Board”).

Representations and Warranties, Covenants and Indemnification

The SPA contains certain representations and warranties made by the Company and the OP, on the one hand, and certain representations and warranties made by the Brookfield Investor, on the other hand. The representations and warranties were made by the parties as of the date of the SPA. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the SPA and are qualified by information the parties provided to each other in disclosure letters delivered in connection with the SPA.

 As a general matter, the Company’s representations and warranties survive the Initial Closing and any applicable Subsequent Closing under the SPA for 18 months. The Company is required to indemnify the Brookfield Investor and its affiliates in respect of any losses incurred by them arising out of any breach of the Company’s representations and warranties and covenants, and in connection with certain actions. Except in the case of certain fundamental representations, the Company’s obligation to indemnify the Brookfield Investor in respect of breaches of representations and warranties is subject to a $6.0 million deductible and a $25,000 per claim minimum. Other than with respect to claims in respect of breaches of certain fundamental representations and certain other representations, the Company’s indemnification obligations in respect of representation and warranty breaches is capped at $60.0 million, and the Company’s overall liability cap (outside of fraud or intentional misrepresentation) is the sum of (i) the Brookfield Investor’s aggregate investment in Class C Units purchased under the SPA through such time assuming compounding at a rate of 5% per annum and (ii) the amount of accrued and unpaid cash distributions payable on Class C Units held by the Brookfield Investor at the time payment is made.

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In addition, the Company was required to reimburse the Brookfield Investor for its reasonable and documented out-of-pocket costs and expenses, up to $2.0 million in the aggregate, which such documented out-of-pocket costs and expenses were reimbursed at the Initial Closing with a portion of the gross proceeds of the sale of the Class C Units.

Standstill and Voting

Pursuant to the SPA, from the Initial Closing until the 63-month anniversary of the Initial Closing (or, if earlier, the date that is six months after the date on which the Brookfield Investor and its affiliates own 5% or less of the Common Stock on an as-converted basis), the Brookfield Investor, together with its affiliates, other than certain specified affiliates of the Brookfield Investor (the Brookfield Investor together with such included affiliates, the “Covered Brookfield Entities”), are subject to customary standstill restrictions related to, among other things, acquisition proposals, proxy solicitations, attempts to elect or remove members of the Board and other methods of seeking to control or influence the management or the policies of the Company. In addition, from the Initial Closing until the earlier of (i) the second anniversary of the Initial Closing, and (ii) the completion of all Follow-On Fundings, the Covered Brookfield Entities will not be permitted to acquire more than 15% of the Common Stock then-outstanding on an as-converted basis in addition to shares of the Common Stock on an as-converted basis acquired pursuant to the SPA or A&R LPA. These standstill restrictions will terminate 90 days following any failure by the OP to redeem Class C Units that the Brookfield Investor or its affiliates have elected to be redeemed in accordance with the A&R LPA.

Pursuant to the SPA, the Covered Brookfield Entities are also subject to a standstill on voting that requires the Covered Brookfield Entities to vote any shares of the Common Stock owned by Covered Brookfield Entities in excess of 35% of the total number of shares of the Common Stock entitled to vote in accordance with the recommendations of the Board from the Initial Closing until the earliest to occur of: (i) a Material Breach, (ii) a REIT Event, (iii) the 63-month anniversary of the Initial Closing, (iv) the date on which the Covered Brookfield Entities, after having purchased Class C Units under the SPA resulting in the Covered Brookfield Entities owning at least 35% of the outstanding shares of the Common Stock on an as‑converted basis, cease to own at least 35% of the outstanding shares of the Common Stock on an as‑converted basis and (v) if the Covered Brookfield Entities have not purchased Class C Units under the SPA resulting in ownership of at least 35% of the outstanding shares of the Common Stock on an as-converted basis, February 27, 2019.

Approval Rights

The Articles Supplementary restricts the Company from taking certain actions without the prior approval of at least one of the Redeemable Preferred Directors and the A&R LPA restricts the OP from taking certain actions without the prior approval of the majority of the then-outstanding Class C Units. Subject to certain limitations, both sets of rights are subject to temporary and permanent suspension in connection with any Funding Failure and will no longer apply if the Liquidation Preference applicable to all Class C Units held by the Brookfield Investor and its affiliates is reduced to $100.0 million or less due to the exercise by holders of Class C Units of their redemption rights under the A&R LPA.

In general, subject to certain exceptions, prior approval is required before the Company or its subsidiaries are permitted to take any of the following actions: equity issuances; organizational document amendments; debt incurrences; affiliate transactions; sale of all or substantially all assets; bankruptcy or insolvency declarations; declarations or payments of dividends or other distributions; redemptions or repurchases of securities; adoption of, and amendments to, the annual business plan required to be prepared by the Company (including the annual operating and capital budget); hiring and compensation decisions related to certain key personnel (including executive officers); property acquisitions; property sales and dispositions; entry into new lines of business; settlement of material litigation; changes to material agreements; increasing or decreasing the number of directors on the Board; nominating or appointing a director who is not independent; nominating or appointing the chairperson of the Board; and certain other matters.

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After December 31, 2021, the 57-month anniversary of the Initial Closing, no prior approval will be required for debt incurrences, equity issuances and asset sales if the proceeds therefrom are used to redeem the then-outstanding Class C Units in full.

In addition, notwithstanding these approval rights, the Board is permitted to take such actions as it deems necessary, upon advice of counsel, to maintain the Company’s status as a real estate investment trust and to avoid having to register as an investment company under the Investment Company Act of 1940, as amended.

Articles Supplementary and Terms of the Redeemable Preferred Share

In connection with the Initial Closing, the Company filed Articles Supplementary setting forth the terms, rights, obligations and preferences of the Redeemable Preferred Share with the SDAT, and the Articles Supplementary became effective upon filing.

The terms, rights, obligations and preferences of the Redeemable Preferred Share are set forth in the Articles Supplementary.

The Redeemable Preferred Share ranks on parity with the Common Stock, with the same rights with respect to preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption and other terms and conditions as the Common Stock, except as provided therein.

At its election and subject to notice requirements, the Company may redeem the Redeemable Preferred Share for a cash amount equal to par value upon the occurrence of any of the following: (i) the first date on which no Class C Units remain outstanding; (ii) the date the Liquidation Preference applicable to all Class C Units held by the Brookfield Investor and its affiliates is reduced to $100.0 million or less due to the exercise by holders of Class C Units of their redemption rights under the A&R LPA; or (iii) the 11th business day after the date of a Funding Failure Final Determination if the Brookfield Investor does not consummate the applicable Follow-On Funding.

For so long as the Brookfield Investor holds the Redeemable Preferred Share, (i) the Brookfield Investor has the right to elect two Redeemable Preferred Directors (neither of whom may be subject to an event that would require disclosure pursuant to Item 401(f) of Regulation S-K in the Company’s definitive proxy statement), as well as to approve (such approval not to be unreasonably withheld, conditioned or delayed) two Approved Independent Directors (as defined in the Articles Supplementary) to be recommended and nominated by the Board for election by the Company’s stockholders at each annual meeting; (ii) each committee of the Board, except any committee formed with authority and jurisdiction over the review and approval of conflicts of interest involving the Brookfield Investor and its affiliates, on the one hand, and the Company, on the other hand, is required to include at least one of the Redeemable Preferred Directors as selected by the holder of the Redeemable Preferred Share (or, if neither of the Redeemable Preferred Directors satisfies all requirements applicable to such committee, with respect to independence and otherwise, of the Charter, the Commission and any national securities exchange on which any shares of the Common Stock are then listed, at least one of the Approved Independent Directors as selected by the Board); and (iii) the Company will not make a general delegation of the powers of the Board to any committee thereof which does not include as a member a Redeemable Preferred Director, other than to a conflicts committee as described above.

 Beginning three months after the failure of the OP to redeem Class C Units when required to do so, until all Class C Units requested to be redeemed have been redeemed, the holder of the Redeemable Preferred Share will have the right to increase the size of the Board by a number of directors that would result in the holder of the Redeemable Preferred Share being entitled to nominate and elect a majority of the Board and fill the vacancies created by the expansion of the Board, subject to compliance with the provisions of the Charter requiring at least a majority of the Company’s directors to be “Independent Directors” (as defined in the Charter).

The Brookfield Investor is not permitted to transfer the Redeemable Preferred Share, except to an affiliate of the Brookfield Investor.

The holder of the Redeemable Preferred Share generally votes together as a single class with the holders of the Common Stock at any annual or special meeting of stockholders of the Company. However, any action that would alter the terms of the Redeemable Preferred Share or the rights of its holder (including any amendment to the Charter, including the Articles Supplementary), is subject to a separate class vote of the Redeemable Preferred Share.

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In addition, the Redeemable Preferred Directors have the approval rights set forth above under “Approval Rights” pursuant to the Articles Supplementary.

Bylaws

At the Initial Closing, the amendment and restatement of the Company’s bylaws (the “A&R Bylaws”) contemplated by the SPA became effective. The amendments to the Company’s bylaws reflected in the A&R Bylaws generally give effect to the rights of the holder of the Redeemable Preferred Share and the role of the Redeemable Preferred Directors under the Articles Supplementary described above. The A&R Bylaws also give effect to other clarifications and revisions to the Company’s bylaws, including the removal of the Advisor and its affiliates from provisions related to indemnification and the advancement of expenses.

Terms of the Class C Units

At the Initial Closing, the Brookfield Investor and BSREP II Hospitality II Special GP OP LLC, an affiliate of the Brookfield Investor, as special general partner of the OP (the “Special General Partner”), entered into the A&R LPA, which amended and restated the OP’s existing agreement of limited partnership to, among other things, establish the terms, rights, obligations and preferences of the Class C Units, which are set forth in more detail below.

Rank

The Class C Units rank senior to OP Units and all other equity interests in the OP with respect to priority in payment of distributions and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the OP, whether voluntary or involuntary, or any other distribution of the assets of the OP among its equity holders for the purpose of winding up its affairs.

Distributions

Holders of Class C Units are entitled to receive, with respect to each Class C Unit, fixed, quarterly cumulative cash distributions at a rate of 7.50% per annum from legally available funds. If the Company fails to pay these cash distributions when due, the per annum rate will increase to 10% until all accrued and unpaid distributions required to be paid in cash are reduced to zero.

Holders of Class C Units are also entitled to receive, with respect to each Class C Unit, a fixed, quarterly, cumulative PIK Distribution payable in Class C Units at a rate of 5% per annum. Upon the Company’s failure to redeem the Brookfield Investor when required to do so pursuant to the A&R LPA, the 5% per annum PIK Distribution rate will increase to a per annum rate of 7.50%, and would further increase by 1.25% per annum for the next four quarterly periods thereafter, up to a maximum per annum rate of 12.50%.

The number of Class C Units delivered in respect of the PIK Distributions on any distribution payment date will be equal to the number obtained by dividing the amount of PIK Distribution by $14.75.

The Brookfield Investor will receive tax distributions to the extent that the cash distributions are less than the tax (at the 35% rate) payable with respect to cash distributions, PIK Distributions, and any accrued but unpaid cash distributions. The Brookfield Investor will also receive tax distributions in certain limited situations in which it is allocated income as a result of converting Class C Units into OP Units but is unable to convert those OP Units into shares of the Common Stock. To the extent that the OP is required to pay tax distributions, the tax distributions will be advances of amounts the OP would otherwise pay the Brookfield Investor (e.g., if tax distributions are made with respect to PIK Distributions, then cash distributions with respect to PIK Distributions will be adjusted downward to reflect the tax distributions).

Liquidation Preference

The Liquidation Preference with respect to each Class C Unit as of a particular date is the original purchase price paid under the SPA or the value upon issuance of any Class C Unit received as a PIK Distribution, plus, with respect to such Class C Unit up to but not including such date, (i) any accrued and unpaid cash distributions and (ii) any accrued and unpaid PIK Distributions.

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Conversion Rights

The Class C Units are convertible into OP Units at any time at the option of the holder thereof at an initial conversion price of $14.75, subject to anti-dilution and other adjustments upon the occurrence of certain events and transactions (the “Conversion Price”)..

Notwithstanding the foregoing, the convertibility of certain Class C Units may be restricted in certain circumstances at the option of the Company as described in the A&R LPA, and, to the extent any Class C Units submitted for conversion are not converted as a result of these restrictions, the holder will instead be entitled to receive an amount in cash equal to two times the Liquidation Preference of any unconverted Class C Units.

OP Units, in turn, are generally redeemable for shares of the Common Stock on a one-for-one-basis or the cash value of a corresponding number of shares, at the election of the Company, in accordance with the terms of the A&R LPA. Notwithstanding the foregoing, with respect to any redemptions in exchange for shares of the Common Stock that would result in the converting holder owning 49.9% or more of the shares of the Common Stock then-outstanding after giving effect to the redemption, for the number of shares of the Common Stock exceeding the 49.9% threshold, the redeeming holder may elect to retain OP Units or to request delivery in cash of the cash value of a corresponding number of shares.

Mandatory Redemption

Upon the consummation of any liquidation, sale of all or substantially all of the assets, dissolution or winding-up, whether voluntary or involuntary, sale, merger, reorganization, reclassification or recapitalization or other similar event of the Company or the OP (a “Fundamental Sale Transaction”) prior to March 31, 2022, the fifth anniversary of the Initial Closing, the holders of Class C Units are entitled to receive, prior to and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of any other limited partnership interests in the OP:

•
in the case of a Fundamental Sale Transaction consummated on or prior to February 27, 2019, an amount per Class C Unit in cash equal to such Class C Unit’s pro rata share (determined based on the respective Liquidation Preferences of all Class C Units) of an amount equal to (I) $800.0 million less (II) the sum of (i) the difference between (A) $400.0 million and (B) the aggregate purchase price paid under the SPA of all outstanding Class C Units (with the purchase price for Class C Units issued as PIK Distributions being zero for these purposes) and (ii) all cash distributions actually paid to date;

•
in the case of a Fundamental Sale Transaction consummated after February 27, 2019 and prior to January 1, 2022, the date that is 57 months and one day after the date of the Initial Closing, an amount per Class C Unit in cash equal to (x) two times the purchase price under the SPA of such Class C Unit (with the purchase price for Class C Units issued as PIK Distributions being zero for these purposes), less (y) all cash distributions actually paid to date; and

•
in the case of a Fundamental Sale Transaction consummated on or after January 1, 2022, an amount per Class C Unit in cash equal to the Liquidation Preference of such Class C Unit plus a make whole premium for such Class C Unit calculated based on a discount rate of 5% and the assumption that such Class C Unit had not been redeemed until March 31, 2022, the fifth anniversary of the Initial Closing (the “Make Whole Premium”).

Holder Redemptions

Upon the occurrence of a REIT Event or a Material Breach, in each case, subject to certain notice and cure rights, holders of Class C Units have the right to require the Company to redeem any Class C Units submitted for redemption for an amount equivalent to what the holders of Class C Units would have been entitled to receive in a Fundamental Sale Transaction if the date of redemption were the date of the consummation of the Fundamental Sale Transaction.

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From time to time on or after March 31, 2022, the fifth anniversary of the Initial Closing, and at any time following the rendering of a judgment enjoining or otherwise preventing the holders of Class C Units, the Brookfield Investor or the Special General Partner from exercising their respective rights under the A&R LPA or the Articles Supplementary, any holder of Class C Units may, at its election, require the Company to redeem any or all of its Class C Units for an amount in cash equal to the Liquidation Preference.

The OP is not required to make any redemption of less than all of the Class C Units held by any holder requiring a payment of less than $15.0 million. If any redemption request would result in the total Liquidation Preference of Class C Units remaining outstanding being equal to less than $35.0 million, the OP has the right to redeem all then-outstanding Class C Units in full.

Remedies Upon Failure to Redeem

Three months after the failure of the OP to redeem Class C Units when required to do so, the Special General Partner has the exclusive right, power and authority to sell the assets or properties of the OP for cash at such time or times as the Special General Partner may determine, upon engaging a reputable, national third party sales broker or investment bank reasonably acceptable to holders of a majority of the then-outstanding Class C Units to conduct an auction or similar process designed to maximize the sales price. The Special General Partner is not permitted to make sales to the Special General Partner, any other holder of a majority or more of the then-outstanding Class C Units or any of their respective affiliates. The proceeds from sales of assets or properties by the Special General Partner must be used first to make any and all payments or distributions due or past due with respect to the Class C Units, regardless of the impact of such payments or distributions on the Company or the OP. The Special General Partner is not permitted to take any action without first obtaining any approval, including the approval of the Company’s stockholders, required by applicable Maryland law, as determined in good faith by the Board upon the advice of counsel.

In addition and as described elsewhere herein, three months after the failure of the OP to redeem Class C Units when required to do so:

•
the holder of the Redeemable Preferred Share would have the right to increase the size of the Board by a number of directors that would result in the holder of the Redeemable Preferred Share being entitled to nominate and elect a majority of the Board and fill the vacancies created by the expansion of the Board, subject to compliance with provisions of the Charter requiring at least a majority of the Company’s directors to be Independent Directors;

•
the 5% per annum PIK Distribution rate would increase to a per annum rate of 7.50%, and would further increase by 1.25% per annum for the next four quarterly periods thereafter, up to a maximum per annum rate of 12.50%; and

•	the standstill (but not the standstill on voting) provisions otherwise applicable to the Covered Brookfield Entities would terminate.

Company Liquidation Preference Reduction Upon Listing

In the event a listing of the Common Stock on a national stock exchange occurs prior to March 31, 2022, the fifth anniversary of the Initial Closing, the OP would have the right to elect to reduce the Liquidation Preference of any Class C Units outstanding to $0.10 per unit by paying an amount equal to the amount of such reduction (the “Reduction Amount”) plus a pro rata share of a Make Whole Premium attributable to such Class C Units calculated based on, for these purposes only, (i) in the case of a reduction payment prior to February 27, 2019, a number of Class C Units reflecting a funded amount of $400.0 million, whether or not such amount was entirely funded, and (ii) in the case of a reduction payment after February 27, 2019, the Class C Units subject to reduction. Following any such reduction and until March 31, 2024, the seven-year anniversary of the Initial Closing, the Class C Units that were subject to the reduction are convertible into a number of OP Units (the “Deferred Distribution Amount”) that, if positive, equals the Reduction Amount divided by the then current Conversion Price, less the Reduction Amount divided by the current market price for the Common Stock, less any excess tax distributions received divided by the current market price for the Common Stock. Notwithstanding the foregoing, the delivery of OP Units comprising the Deferred Distribution Amount may be restricted in certain circumstances as described in the A&R LPA, and, to the extent any of these OP Units are not delivered as a result of these restrictions, the holder is instead entitled to receive an amount in cash equal to the corresponding portion of the Reduction Amount associated with the Class C Units underlying any undelivered OP Units.

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Company Redemption After Five Years

At any time and from time to time on or after March 31, 2022, the fifth anniversary of the Initial Closing, the Company has the right to elect to redeem all or any part of the issued and outstanding Class C Units for an amount in cash equal to the Liquidation Preference.

Transfer Restrictions

Subject to certain exceptions, the Brookfield Investor is generally permitted to make transfers of Class C Units without the prior consent of the Company, provided that any transferee must customarily invest in these types of securities or real estate investments of any type or have in excess of $100.0 million of assets. In addition, to the extent a transferee would hold in excess of (i) 20% of the outstanding shares of the Common Stock on an as-converted basis, the transferee is required to execute a joinder with respect to the standstill provisions contained in the SPA, and (ii) 35% of the outstanding shares of the Common Stock on an as-converted basis, the transferee is required to execute a joinder with respect to the standstill on voting provisions contained in the SPA.

Preemptive Rights

For so long as no Funding Failure has occurred, if the Company or the OP proposes to issue additional equity securities, subject to certain exceptions and in accordance with the procedures in the A&R LPA, any holder of Class C Units that owns Class C Units representing more than 5% of the outstanding shares of the Common Stock on an as-converted basis has certain preemptive rights.

Directors

At the Initial Closing, the resignations of William M. Kahane from the Board and as executive chairman and Robert H. Burns from the Board that were delivered in connection with the Company’s entry into the SPA became effective.

At the Initial Closing, Jonathan P. Mehlman, Bruce G. Wiles and Lowell G. Baron were elected to the Board effective immediately following the resignation of Messrs. Kahane and Burns, in connection with which the Board was expanded from four to five members. Mr. Wiles was appointed Chairman of the Board in connection with his election. In addition, at the Initial Closing, Stephen P. Joyce and Edward A. Glickman were elected as members of the Board effective upon the filing with the SEC of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, which occurred later in the day on the date of the Initial Closing, and, in connection with which the Board was expanded from five to seven members.

Messrs. Wiles and Baron were elected as the Redeemable Preferred Directors pursuant to the Brookfield Investor’s rights as the holder of the Redeemable Preferred Share and pursuant to the SPA. Messrs. Wiles and Baron are both managing partners of BAM, an affiliate of the Brookfield Investor, and Mr. Wiles is also president and chief operating officer of another affiliate of the Brookfield Investor that is not a Reporting Person.

Prior to their election by the Board as independent directors, Messrs. Joyce and Glickman were approved by the Brookfield Investor as the Approved Independent Directors pursuant to its rights as the holder of the Redeemable Preferred Share and pursuant to the SPA.

Ownership Limit Waiver Agreement

At the Initial Closing, as contemplated by and pursuant to the SPA, the Company and the Brookfield Investor entered into an Ownership Limit Waiver Agreement (the “Ownership Limit Waiver Agreement”), pursuant to which the Company granted the Brookfield Investor and its affiliates a waiver of the Aggregate Share Ownership Limit (as defined in the Charter), whereby it (i) permitted the Brookfield Investor to own 100% of any class of the Company’s equity securities consisting of the Redeemable Preferred Share, and (ii) permitted the Brookfield Investor and its affiliates to own up to 49.9% in value of the aggregate of the outstanding shares of the Common Stock, subject to the terms and conditions set forth in the Ownership Limit Waiver Agreement, which is attached as Exhibit 6 hereto.

Page 21 of 40 Pages

Registration Rights Agreement

The issuance of the Redeemable Preferred Share and Class C Units pursuant to the SPA and the issuance of shares of the Common Stock pursuant to the Framework Agreement was undertaken in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof.

At the Initial Closing, as contemplated by and pursuant to the SPA and the Framework Agreement, the Company, the Brookfield Investor, the Advisor and the ARC Property Manager entered into a Registration Rights Agreement (the “Registration Rights Agreement”), which is attached as Exhibit 7 hereto. Pursuant to the Registration Rights Agreement, holders of Class C Units have certain shelf, demand and piggyback rights with respect to the registration of the resale under the Securities Act of the shares of Common Stock issuable upon redemption of OP Units issuable upon conversion of Class C Units, and the Advisor and the ARC Property Manager have similar rights with respect to the 525,046 and 279,329 shares of the Common Stock issued to them, respectively, pursuant to the Framework Agreement.  For so long as registrable securities remain outstanding, the Brookfield Investor and the holders of a majority of the registrable securities have the right to make up to three requests in any 12-month period with respect to the registration of registrable securities under the Securities Act.  The Advisor and the ARC Property Manager have the right, collectively, to make one such request.

Compensation Payment Agreement

At the Initial Closing, the Company, Mr. Baron, Mr. Wiles and an affiliate of the Brookfield Investor (the “Affiliate”) entered into a Compensation Payment Agreement (the “CPA”), pursuant to which the Company agreed to pay any director compensation owed to Mr. Baron and Mr. Wiles to the Affiliate instead.

Additional Plans or Proposals

The Reporting Persons intend to review continuously their investment in the Company and the Company’s business affairs, financial position, capital needs and general industry and economic conditions and, as part of the Reporting Persons’ continuing evaluation of, and preservation of the value of their investment in the Company, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, members of the Board, management or representatives of the Company or the OP, other shareholders of the Company or the OP and other relevant parties, concerning matters with respect to the Reporting Persons’ investment, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company and (ii) write letters to, and respond to inquiries from, various parties, including, without limitation, members of the Board, management or representatives of the Company or the OP, other shareholders of the Company or the OP and other relevant parties regarding the Company’s affairs.  Based on such review as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may, from time to time (subject to any then-existing legal or contractual limitations), determine to increase their ownership (including through the exercise of options to acquire shares of the Common Stock, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction or otherwise), approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Alternatively, subject to market conditions, any legal or contractual limitations and other considerations, the Reporting Persons may sell all or a portion of the securities owned by the Reporting Persons in the open market, in privately negotiated transactions, through a public offering or otherwise.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Page 22 of 40 Pages

References to and the description of the Initial Articles Supplementary, the SPA, the Framework Agreement, the Articles Supplementary, the A&R LPA,  the Ownership Limit Waiver Agreement, the Registration Rights Agreement, the A&R Bylaws and the CPA set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Initial Articles Supplementary, the SPA, the Framework Agreement, the Articles Supplementary, the A&R LPA, the Ownership Limit Waiver Agreement, the Registration Rights Agreement, the A&R Bylaws and the CPA, respectively, which are filed as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8 and Exhibit 9 respectively, hereto and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) The following sentences assume that there is a total of 48,770,325 shares of Common Stock outstanding, which includes (i) the 38,813,408 shares of Common Stock outstanding as of March 15, 2017, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2017, (ii) 524,956 shares of Common Stock issued upon redemption of OP Units delivered upon conversion of all issued and outstanding Class B Units into OP Units by the Advisor at the Initial Closing, (iii) 90 shares of Common Stock issued upon redemption of OP Units by the Advisor at the Initial Closing, (iv) 279,329 shares of Common Stock issued to the ARC Property Manager at the Initial Closing, and (v) the 9,152,542.37 shares of Common Stock issuable upon conversion of OP Units deliverable upon conversion of Class C Units.  The Brookfield Investor directly holds 9,152,542.37 Class C Units, which are convertible into OP Units at any time at the option of the Brookfield Investor at the Conversion Price. OP Units are, in turn, generally redeemable for shares of the Common Stock on a one-for-one-basis or the cash value of a corresponding number of shares of Common Stock, at the election of the Issuer, in accordance with the terms of the A&R LPA.  Accordingly, the Brookfield Investor may be deemed to beneficially own 9,152,542.37 shares of Common Stock as of the date hereof, which constitutes 18.8% of the outstanding Common Stock.

As sole manager of the Brookfield Investor, BSREP II GP may be deemed to beneficially own all 9,152,542.37 Class C Units owned by the Brookfield Investor. As direct and indirect controlling persons of BSREP II GP, each of BAM, Partners Limited,  BHC, BUSHI, BUSC, BUSC Finance, BPG and Ultimate GP may be deemed to share with BSREP II GP beneficial ownership of such shares of Common Stock underlying such Class C Units.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

 (c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Page 23 of 40 Pages

Item 7.	Material to Be Filed as Exhibits

Exhibit 1
Initial Articles Supplementary of American Realty Capital Hospitality Trust, Inc. filed with the State Department of Assessments and Taxation of Maryland on January 13, 2017 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on January 13. 2017 (Commission File No. 000-55394)).

Exhibit 2
Securities Purchase, Voting and Standstill Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 3
Framework Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Advisors, LLC, American Realty Capital Hospitality Properties, LLC, American Realty Capital Hospitality Grace Portfolio, LLC, Crestline Hotels & Resorts, LLC, American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP, American Realty Capital Hospitality Special Limited Partnership, LLC, and solely in connection with Sections 7(b), 7(d), 8, 9 and 10 through 22 (inclusive) thereto, Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 4
Articles Supplementary of Hospitality Investors Trust, Inc., filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 5
Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 31, 2017 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 6
Ownership Limit Waiver Agreement, dated as of dated as of March 31, 2017 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 7
Registration Rights Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC, American Realty Capital Hospitality Advisors, LLC and American Realty Capital Hospitality Properties, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 8
Amended and Restated Bylaws of Hospitality Investors Trust, Inc., dated as of March 31, 2017, filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.4 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 9
Compensation Payment Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Lowell G. Baron, Bruce G. Wiles and BSREP II Hospitality II Board LLC (incorporated by reference to Exhibit 10.22 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 10	Joint Filing Agreement (filed herewith)

Page 24 of 40 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2017

BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/	A.J. Silber
	Name:		A.J. Silber
	Title:		Vice President, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

	By:	/s/	Brian Lawson
	Name:		Brian Lawson
	Title:		President

BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/	A.J. Silber
	Name:		A.J. Silber
	Title:		Vice President

BROOKFIELD US HOLDINGS INC.

	By:	/s/	A.J. Silber
	Name:		A.J. Silber
	Title:		Vice President

BROOKFIELD US CORPORATION

	By:	/s/	Josh Zinn
	Name:		Josh Zinn
	Title:		Vice President

BROOKFIELD PROPERTY GROUP LLC

	By:	/s/	Melissa Lang
	Name:		Melissa Lang
	Title:		Vice President and Secretary

Page 25 of 40 Pages

BUSC FINANCE LLC

By:	/s/	Josh Zinn
Name:		Josh Zinn
Title:		Vice President

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP OF GP LLC

By:	/s/	Melissa Lang
Name:		Melissa Lang
Title:		Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP L.P.

By: BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP OF GP LLC, its general partner

By:	/s/	Melissa Lang
Name:		Melissa Lang
Title:		Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II HOSPITALITY REIT II LLC

By:	/s/	Melissa Lang
Name:		Melissa Lang
Title:		Vice President and Secretary

Page 26 of 40 Pages

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada and U.S.A.
Jeffrey M. Blidner, Director and Senior Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder of The Braly Group, LLC	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
Maureen Kempston Drakes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director of BAM and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada
J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of BAM	Canada
Robert J. Harding, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Past Chairman of BAM	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada
Brian W. Kingston, Senior Managing Partner	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Managing Partner of BAM	Canada
Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada

Page 27 of 40 Pages

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Philip B. Lind, Director	Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Co-Founder, Vice Chairman and Director of Rogers Communications Inc.	Canada
Cyrus Madon, Senior Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of BAM and Deputy Chair of TD Bank Group	Canada
Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of BAM and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A
Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor of TD Bank Group	United Kingdom
Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of BAM	Canada
Ngee Huat Seek, Director	501 Orchard Road #08—01 Wheelock Place Singapore 238880	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore
Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair of Solera Capital LLC	U.S.A
George S. Taylor, Director	R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of BAM	Canada
A.J. Silber, Vice President, Legal Affairs and Corporate Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Legal Affairs and Corporate Secretary of BAM	Canada

Page 28 of 40 Pages

SCHEDULE II

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
David W. Kerr, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada
Brian D. Lawson, Director and President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada
George E. Myhal, Director	181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario, M5J 2T3, Canada	President and CEO of PVI Management Inc.	Canada
Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada
Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Accountant	Canada
Loretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of BAM	Canada

Page 29 of 40 Pages

SCHEDULE III

Brookfield Holdings Canada Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Aleks Novakovic, Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada
Dennis Blasutti Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance, BAM	Canada
Rami El Jurdi Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Finance, BAM	Canada
Arin Jonathan Silber Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Legal Affairs and Corporate Secretary of BAM	Canada
Simon Chernin Vice President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Legal, BAM	Canada

Page 30 of 40 Pages

SCHEDULE IV

Brookfield US Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Aleks Novakovic, Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Taxation, BAM	Canada
Dennis Blasutti Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance, BAM	Canada
Rami El Jurdi Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Finance, BAM	Canada
Arin Jonathan Silber Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Legal Affairs and Corporate Secretary of BAM	Canada
Simon Chernin Vice President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Legal, BAM	Canada

Page 31 of 40 Pages

SCHEDULE V

Brookfield US Corporation

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Barry Blattman, Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Managing Partner of BAM	U.S.A
Rami El Jurdi Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance, BAM	Canada
Jordan Kolar Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Vice President, Tax, BAM	U.S.A.
Aleks Novakovic Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada
Mark Srulowitz Director, President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner of BAM	U.S.A.
Josh Zinn Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Vice President, BAM	Australia

Page 32 of 40 Pages

SCHEDULE VI

BUSC Finance LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Mark Srulowitz, Manager and President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	U.S.A.
Jordan Kolar, Manager and Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President, Tax, BAM	U.S.A.
Josh Zinn, Manager and Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President of BAM	Australia
Rami El Jurdi, Manager and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Finance, BAM	Canada

Page 33 of 40 Pages

SCHEDULE VII

Brookfield Property Group LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	Canada
Bryan Davis, Director and Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Canada
Brett Fox, Director and Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	U.S.A

Page 34 of 40 Pages

SCHEDULE VIII

Brookfield Strategic Real Estate Partners II GP OF GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Chairman	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	U.S.A.
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Canada
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	U.S.A
Sophie Fallman, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Australia

Page 35 of 40 Pages

SCHEDULE IX

Brookfield Strategic Real Estate Partners II GP L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Chairman	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	U.S.A.
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Canada
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	U.S.A
Sophie Fallman, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Australia

Page 36 of 40 Pages

SCHEDULE X

Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Chairman	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	U.S.A.
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of BAM	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Canada
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	U.S.A
Sophie Fallman, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner of BAM	Australia

Page 37 of 40 Pages

INDEX TO EXHIBITS

Exhibit 1
Initial Articles Supplementary of American Realty Capital Hospitality Trust, Inc. filed with the State Department of Assessments and Taxation of Maryland on January 13, 2017 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on January 13. 2017 (Commission File No. 000-55394)).

Exhibit 2
Securities Purchase, Voting and Standstill Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 3
Framework Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Advisors, LLC, American Realty Capital Hospitality Properties, LLC, American Realty Capital Hospitality Grace Portfolio, LLC, Crestline Hotels & Resorts, LLC, American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP, American Realty Capital Hospitality Special Limited Partnership, LLC, and solely in connection with Sections 7(b), 7(d), 8, 9 and 10 through 22 (inclusive) thereto, Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 4
Articles Supplementary of Hospitality Investors Trust, Inc., filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 5
Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 31, 2017 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 6
Ownership Limit Waiver Agreement, dated as of dated as of March 31, 2017 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 7
Registration Rights Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC, American Realty Capital Hospitality Advisors, LLC and American Realty Capital Hospitality Properties, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 8
Amended and Restated Bylaws of Hospitality Investors Trust, Inc., dated as of March 31, 2017, filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.4 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 9
Compensation Payment Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Lowell G. Baron, Bruce G. Wiles and BSREP II Hospitality II Board LLC (incorporated by reference to Exhibit 10.22 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 10	Joint Filing Agreement (filed herewith)

Page 38 of 40 Pages